BKV CORPORATION

1200 17th Street, Suite 2100

Denver, CO 80202

September 23, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen

Legal Branch Chief

Office of Energy & Transportation

RE:	BKV Corporation

Registration Statement on Form S-1, as amended

File No. 333-268469

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BKV Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-268469) be accelerated to 3:00 p.m., Eastern Time, on September 25, 2024, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Samantha H. Crispin at (214) 953-6497.

[Signature Page Follows]

Sincerely,

BKV CORPORATION

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Lindsay B. Larrick, BKV Corporation
Samantha H. Crispin, Baker Botts L.L.P.
M. Preston Bernhisel, Baker Botts L.L.P.
Michael Chambers, Latham & Watkins LLP
Monica E. White, Latham & Watkins LLP

Signature Page to Acceleration Request